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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Sirona Dental Systems, Inc. (formerly known as Schick Technologies, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

806683 10 8

(CUSIP Number)

Timothy P. Sullivan Nicholas W. Alexos Madison Dearborn Partners, LLC Three First National Plaza, Suite 4600 Chicago, Illinois 60602 (312) 895-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2200

March 10, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 806683 10 8
1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sirona Holdings Luxco S.C.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 14,247,480
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 14,247,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,247,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D

CUSIP No. 806683 10 8
1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sirona Holdings S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 14,247,480
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 14,247,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,247,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON (See Instructions) CO

13D

CUSIP No. 806683 10 8
1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDCP Global Aggregator, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 14,247,480
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 14,247,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,247,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D

CUSIP No. 806683 10 8
1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDCP IV Global Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 14,247,480
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 14,247,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,247,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D

CUSIP No. 806683 10 8
1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDP IV Global GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 14,247,480
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,247,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

13D

CUSIP No. 806683 10 8
1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MDP Global Investors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 14,247,480
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 14,247,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,247,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2005, and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on June 22, 2006, Amendment No. 2 to Schedule 13D filed with the Commission on August 12, 2009, Amendment No. 3 to Schedule 13D filed with the Commission on December 11, 2009, Amendment No. 4 to Schedule 13D filed with the Commission on December 17, 2009, Amendment No. 5 to Schedule 13D filed with the Commission on February 17, 2010, and Amendment No. 6 to Schedule 13D filed with the Commission on February 23, 2010 (as amended to the date hereof, the “Statement”) by the persons named therein is hereby amended and supplemented by this Amendment No. 7 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 2. Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)	Sirona Holdings Luxco S.C.A. (“Luxco”), an entity organized under the laws of the Grand Duchy of Luxembourg, by virtue of its direct beneficial ownership of shares of Common Stock of the Company;

(ii)	Sirona Holdings S.A. (“Luxco Manager”), an entity organized under the laws of the Grand Duchy of Luxembourg, by virtue of its being the sole manager of Luxco;

(iii)	MDCP Global Aggregator, L.P. (“MDCP Global Aggregator”), a Delaware corporation, by virtue of its being the controlling shareholder of Luxco;

(iv)	MDCP IV Global Investments LP (“MDCP IV Global Investments”), a Cayman Islands limited partnership, by virtue of its being the controlling shareholder of Luxco Manager;

(v)	MDP IV Global GP, LP (“MDP IV Global GP”), a Cayman Islands limited partnership, by virtue of its being the sole general partner of MDCP IV Global Investments, and

(vi)	MDP Global Investors Limited (“MDP Global Investors”), a company incorporated in the Cayman Islands with limited liability, by virtue of its being the sole general partner of each of MDCP Global Aggregator and MDP IV Global GP;

all of whom are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated December 17, 2009, a copy of which has been filed with this Statement as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Certain information required by this Item 2 concerning the executive officers and directors of Luxco Manager and MDP Global Investors is set forth on Schedule A attached hereto, which is incorporated herein by reference.

The address of the principal business office of Luxco is C/o SGG S.A., 412F, route d’Esch, L-1030, Luxembourg, Grand Duchy of Luxembourg. The address of the principal business office of Luxco Manager is C/o SGG S.A., 412F, route d’Esch, L-1030 Luxembourg, Grand Duchy of Luxembourg. The address of the principal business office of each of MDCP Global Aggregator, MDCP IV Global Investments, MDP IV Global GP and MDP Global Investors is c/o Walkers SPV Limited, Walker House, P.O. Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

Luxco was formed in June of 2005 to acquire Blitz 05-118 GmbH, a corporation established under the laws of the Federal Republic of Germany and to be renamed Sirona Holding GmbH (“Sirona”). Sirona is a parent of Sirona Dental Systems GmbH, which is a manufacturer of dental equipment including treatment units, instruments, dental imaging systems and dental CAD/CAM systems. Luxco Manager is engaged primarily in the business of serving as the manager for Luxco. MDCP Global Aggregator is a holding company for shares of Luxco that was created to simplify U.S. withholding tax reporting. MDP Global Investors is engaged primarily in the business of serving as the general partner of MDCP Global Aggregator and MDP IV Global GP. MDCP IV Global Investments is a private equity investment fund which has transferred its shares in Luxco to MDCP Global Aggregator and remains the controlling shareholder of Luxco Manager. MDP IV Global GP is engaged primarily in the business of serving as the general partner of MDCP IV Global Investments.

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, managing directors or general partners (as applicable) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On March 10, 2011, Luxco announced its intention to sell 4,500,000 of the 14,247,480 shares of Common Stock of the Company it holds to Barclays Capital, Inc., and to grant Barclays Capital, Inc. an option to purchase up to an additional 675,000 shares to cover over allotments for up to 30 days. A shelf registration statement relating to the foregoing has been filed with, and declared effective by, the Commission.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended by deleting the existing Item 5 in its entirety and replacing it as follows:

(a)—(b) Luxco has the shared power to vote and dispose of 14,247,480 shares of Common Stock, constituting approximately 25.6% of the outstanding Common Stock. Luxco Manager, as the sole manager of Luxco, may also be deemed to share the power to vote and dispose of the shares of Common Stock. MDCP Global Aggregator, as the controlling shareholder of Luxco, may be deemed to have the shared power to vote and dispose of the shares of Common Stock held by Luxco. MDCP IV Global Investment, as the controlling shareholder of Luxco Manager, and MDP IV Global GP, as the sole general partner of MDCP IV Global Investments, may be deemed to have the shared power to vote and dispose of the shares of Common Stock held by Luxco. MDP Global Investors, as the sole general partner of MDCP Global Aggregator and MDP IV Global GP, may be deemed to have the shared power to vote and dispose of the shares of Common Stock held by Luxco.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein. The filing of this Schedule 13D/A by Luxco, Luxco Manager, MDCP Global Aggregator, MDCP IV Global Investments, MDP IV Global GP and MDP Global Investors shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock.

All of the percentages calculated in this Schedule 13D/A are based upon an aggregate of 55,548,341 shares of Common Stock outstanding as of December 31, 2010, as provided by the Company.

(c) There have been no transactions in the securities of the Company effected by the Reporting Persons in the last 60 days.

(d) To the knowledge of the Reporting Persons, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

The description of Luxco’s intent to sell a portion of the shares of Common Stock of the Company held by it described in Item 4 of this Schedule 13D/A is hereby incorporated by reference.

Item 7. Material to be filed as Exhibits.

Exhibit A	Schedule 13D Joint Filing Agreement, dated December 17, 2009, by and among Luxco, Luxco Manager, MDCP Global Aggregator, MDCP IV Global Investments, MDP IV Global GP and MDP Global Investors (as previously filed with this Statement).

Exhibit B	Exchange Agreement, dated as of September 25, 2005, by and among Luxco, Sirona and the Company (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Commission on September 26, 2005).

Exhibit C	Registration Statement, dated as of June 20, 2006, between Luxco and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Commission on June 20, 2006).

Exhibit D	Letter Agreement, dated as of December 8, 2009, between Luxco and Jeffrey Slovin.

Exhibit E	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Company’s Form 8-K filed with the Commission on December 15, 2009)

Exhibit F	Underwriting Agreement, dated as of February 17, 2010, by and among the Company, Luxco, Jeffrey Slovin, and Barclays Capital Inc. (as previously filed with this Statement).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: March 10, 2011

SIRONA HOLDINGS LUXCO S.C.A.

By:	Sirona Holdings S.A.
Its:	Manager

By:	/s/ Nicholas Alexos
Name:	Nicholas Alexos
Its:	A Director

SIRONA HOLDINGS S.A.

By:	/s/ Nicholas Alexos
Name:	Nicholas Alexos
Its:	A Director

MDCP GLOBAL AGGREGATOR, L.P.

By:	MDP Global Investors Limited
Its:	General Partner

By:	/s/ Nicholas Alexos
Name:	Nicholas Alexos
Its:	Managing Director

MDCP IV GLOBAL INVESTMENTS LP

By:	MDP IV Global GP, LP
Its:	General Partner

By:	MDP Global Investors Limited
Its:	General Partner

By:	/s/ Nicholas Alexos
Name:	Nicholas Alexos
Its:	Managing Director

MDP IV GLOBAL GP, LP.

By:	MDP Global Investors Limited
Its:	General Partner

By:	/s/ Nicholas Alexos
Name:	Nicholas Alexos
Its:	Managing Partner

MDP GLOBAL INVESTORS LIMITED

By:	/s/ Nicholas Alexos
Name:	Nicholas Alexos
Its:	Managing Director

SCHEDULE A

Directors and Executive Officers of Luxco Manager: Luxco Manager is the sole manager of Luxco and is governed by a Board of Directors consisting of two A Directors and two B Directors. The two A Directors are Timothy P. Sullivan and Nicholas W. Alexos, both of whom are Managing Directors of MDP Global Investors. The two B Directors are Lorenzo Barcaglioni and Michel Raffoul, both of whom are employees of Services Généraux de Gestion S.A., an independent business service company that performs certain services for Luxco Manager. The principal business address of Timothy P. Sullivan and Nicholas W. Alexos, each of whom is a United States citizen, is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, Chicago, Illinois 60602, telephone (312) 895-1000. The principal business address of Lorenzo Barcaglioni, who is a citizen of Italy and a resident of Luxembourg, and Michel Raffoul, who is a citizen of France and a resident of Luxembourg, is c/o SGG S.A., 412F, route d’Esch, L-1030 Luxembourg, Grand Duchy of Luxembourg.

Persons Controlling MDP Global Investors: The following are the members of MDP Global Investors: Paul R. Wood, Thomas R. Reusche, Cynthia Reusche, David F. Mosher, John A. Canning, Jr., Paul J. Finnegan, Samuel M. Mencoff, James N. Perry Jr., Timothy P. Sullivan, Nicholas W. Alexos, Justin S. Huscher, Robin P. Selati, Thomas S. Souleles and Gary J. Little GST Exempt Marital Trust. The principal business address of each of these individuals is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, Chicago, Illinois 60602, telephone (312) 895-1000. Each member of MDP Global Investors is a United States citizen.